                                                                      EXHIBIT 20


                                                     CHAIRMAN'S MESSAGE

Dear Shareholder:

         Century South Banks, Inc. reports net earnings for the first quarter of 1997 of $1,922,000 or $0.25 per share as compared to $2,193,000 or $0.28 per share for the first quarter of 1996, a 12.4% decrease. This decrease is primarily the result of an increased level of provision for loan losses at one affiliate bank for the first quarter of 1997 and operational costs associated with the investments made to open five new facilities in 1996 and early 1997, the majority of which became operational in the last quarter of 1996.

         The quarterly cash dividend of $0.1025 per share paid on April 7, 1997, represents a 5.1% increase over the amount paid in April 1996.

         The Company's provision for loan losses for the first quarter of 1997 was $557,000 as compared to $401,000 for the same period in 1996. At
March 31, 1997, the Company's allowance for loan losses was 1.53% of total loans outstanding as compared to 1.55% at March 31, 1996.

         Total assets at March 31, 1997 were approximately $768,305,000 representing a 6.5% increase over the March 31, 1996 assets of $721,617,000. The Company's nonperforming assets, which include loans placed on nonaccrual status and foreclosed assets, at March 31, 1997 were $5,767,000 as compared to $5,535,000 at December 31, 1996 and $4,494,000 at March 31, 1996. Nonperforming
assets as a percentage of loans plus foreclosed assets were 1.12% at March 31, 1997 as compared to 1.08% at December 31, 1996 and 0.94% at
March 31, 1996. Nonperforming loans as a percentage of total loans outstanding, net of unearned income were 0.57% at March 31, 1997 as compared to 0.57% at December 31, 1996 and 0.50% at March 31, 1996.

         We are excited about our pending merger with Bank Corporation of Georgia, headquartered in Macon, Georgia. Upon completion of the merger, Century South Banks, Inc. will have assets of over $1 billion, making your company the third largest bank holding company in Georgia. With the constant changes in the banking industry and the demands on performance at an increased level, this merger will allow Century South to meet those demands and become an even stronger company. We feel our company will be able to face the challenges of the future and continue to grow as a community bank holding company.

         We would like to welcome new directors at three of our affiliate banks. Mr. Gary Davenport, President of Davenport Transportation, Inc. in Blairsville, Georgia, joined the board of First National Bank of Union County. Fannin County Bank, N.A. added to their board Mr. Peter D. Folger, Manager of Folger Gas in Blue Ridge, Georgia. First Bank of Polk County added Mr. Grady Scott to its board. Mr. Scott is Administrator of Copper Basin Hospital located in Copperhill, Tennessee. First Bank of Polk County also said farewell to Mr. William E. Roach who retired as a Director and Chairman of the Board after having been associated with the bank for approximately 32 years. Mr. Roach will be greatly missed by the directors, officers, and employees of all the affiliates of Century South Banks, Inc.

         As always, we want to encourage you to support the Century South bank in your community. We will continue to follow our corporate mission of providing high quality banking services to the communities we serve while maximizing the return on our shareholders' investment.
                                                        Sincerely,


                                                        J. Russell Ivie
                                                        Chairman

                  Century South Banks, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

                                                                    March 31,          March 31,
                                                                       1997              1996
                                                                -----------------------------------
                                                                     (amounts in thousands)
Assets
   Cash and due from banks                                        $ 32,091              $ 25,350
   Federal funds sold                                               47,730                39,310
   Interest-earning deposits in other banks                            602                   368
   Investment securities                                           146,710               154,967
   Loans, net of unearned income                                   510,714               473,902
   Allowance for possible loan losses                               (7,793)               (7,357)
   Premises and equipment, net                                      18,561                15,897
   Other assets                                                     19,690                19,180
                                                                -----------------------------------
   Total assets                                                   $768,305              $721,617
                                                                ===================================

Liabilities
   Noninterest-bearing deposits                                   $ 81,483              $ 65,991
   Interest-bearing deposits                                       595,336               567,747
   Other short-term borrowings                                         300                   900
   Federal Home Loan Bank advances                                   6,957                 8,057
   Long-term debt                                                      220                   340
   Other liabilities                                                 7,709                 8,271
                                                                -----------------------------------
   Total liabilities                                               692,005               651,306
                                                                -----------------------------------

Shareholders' Equity
   Common stock                                                      7,826                 7,826
   Additional paid-in capital                                       28,879                28,780
   Retained earnings                                                40,510                34,535
   Reduction for ESOP loan guarantee                                  (124)                 (214)
   Common stock in treasury, at cost                                  (331)                 (337)
   Net unrealized loss on investment securities                       (460)                 (279)
                                                                -----------------------------------
   Total shareholders' equity                                       76,300                70,311
                                                                -----------------------------------
   Total liabilities and shareholders' equity                     $768,305              $721,617
                                                                ===================================

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)


                                                                        Three months ended
                                                                            March 31,
                                                                       1997             1996
                                                                ----------------------------------
                                                                     (amounts in thousands,
                                                                     except per share data)

    Interest income                                               $ 15,768              $ 15,479
    Interest expense                                                 7,360                 7,536
                                                                ----------------------------------
    Net interest income                                              8,408                 7,943
    Provision for loan losses                                          557                   401
    Noninterest income                                               1,597                 1,766
    Noninterest expense                                              6,726                 6,136
    Income tax expense                                                 800                   979
                                                                ----------------------------------
    Net income                                                    $  1,922              $  2,193
                                                                ==================================

    Weighted average common shares outstanding
     and common share equivalents                                    7,794                 7,775
    Net income per share                                         $    0.25             $    0.28
    Dividends declared per share                                 $ 0.10250             $ 0.09750



                                                             CenturySouthbanks
--------------------------------------------------------------------------------------
                                                                          Inc.
Senior Officers
--------------------------------------------------------------------------------------

J. Russell Ivie                                                            Chairman
James A. Faulkner                                                   President & CEO
Susan J. Anderson                           Senior Vice President/Sec.-Treas. & CFO
Tony E. Collins                                         Senior Vice President & COO
Gary L. Evans                           Senior Vice President/Asst. Secretary & CCO
Charles A. Langford                                       Senior Investment Officer

Directors
--------------------------------------------------------------------------------------

J. Russell Ivie, Chairman                                   Dudley K. Owens
Roger W. Bennett                                            William D. Reeves
E.H. Chambers, Jr.                                          C.J. (Jim) Sisson
William L. Chandler                                         E. Paul Stringer
Clarence B. Denard                                          Myron B. Turner
James A. Faulkner                                           Al J. Wimpy
Thomas T. Folger, Jr.                                       George A. Winn
Sherman Green

Directors Emeritus
--------------------------------------------------------------------------------------

J. Marvin Anderson                                          James H. Sanders, Sr.
Glen W. Marshall                                            Forrest J. Sisk, Sr.
Rodney B. McCombs                                           Vernon H. Smith
J.E. Owens


Affiliates
--------------------------------------------------------------------------------

Bank of Dahlonega                        Fannin County Bank, N.A.
60 Main Street West                      480 W. First Street
Dahlonega, GA  30533                     Blue Ridge, GA  30513
John L Lewis, President                  Steve M. Eaton, President
706-864-3314                             706-632-2075

The Bank of Ellijay                      Gwinnett National Bank
Sand and Broad Street                    3200 Peachtree Industrial Boulevard
Ellijay, GA  30540                       Duluth, GA  30136
C. Paul Nealey, President                770-497-9797
706-276-3400

First Bank of  Polk County               First Community Bank of Dawsonville
40 Ocoee Street                          136 Highway 400 South
Copperhill, TN  37317                    Dawsonville, GA  30534
David E. Adkisson, President             Philip Hester, President
423-496-3261                             706-216-5050

Georgia First Bank                       Peoples Bank
455 Jesse Jewell Parkway                 13321 Jones Street
Gainesville, GA  30501                   Lavonia, GA  30553
Andrew K. Walker, President              J. Douglas Cleveland, President
770-535-8000                             706-356-8040

First National Bank of Union County      Bank of Danielsville
420 Blue Ridge Highway                   Courthouse Square
Blairsville, GA  30512                   Danielsville, GA  30633
D. Keith Pope, President                 L. Banister Sexton, President
706-745-5571                             706-795-2121

                        FINANCIAL HIGHLIGHTS (Unaudited)


Selected Balances
---------------------------------------------------------------------------------------

                                                   As of March 31,
                                                1997             1996        Percentage  Change
                                           ------------------------------------------------------
                                             (amounts in thousands, except per share data)
Loans, net                                    $502,921          $466,545            7.80%
Deposits                                       676,819           633,738            6.80
Total assets                                   768,305           721,617            6.47
Shareholders' equity                            76,300            70,311            8.52
Net income                                       1,922             2,193          (12.36)
Book value per share                              9.82              9.06            8.39
Net income per share                              0.25              0.28          (10.71)
Weighted average common shares
 outstanding and common share equivalents        7,794             7,775            0.24
Nonperforming loans                              2,934             2,354           24.64
Other real estate and other
 nonperforming assets                            2,833             2,140           32.38


Financial Ratios
---------------------------------------------------------------------------------------

Return on average assets                          1.04%             1.24%         (16.13)%
Return on average shareholders' equity           10.27             12.59          (18.43)
Net interest margin (taxable equivalent)          5.08              4.95            2.63
Allowance for loan losses to loans                1.53              1.55           (1.29)
Nonperforming assets to total assets              0.75              0.62           20.97


                             SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------
Stock Information
Century South Banks, Inc. ("CSBI") lists its stock for trading on the National Association of Securities Dealers Automated Quotations System ("NASDAQ"). The ticker tape symbol is "CSBI". Market price for the quarter ended March 31, 1997:

              Three month high .......................  $ 20.50
              Three month low ........................  $ 17.75
              Closing price ..........................  $ 18.75

--------------------------------------------------------------------------------
Shareholder Services
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
              Century South Banks, Inc.
              Shareholder Relations
              P.O. Box 1000
              Dahlonega, Georgia  30533
              (706) 864-1111

--------------------------------------------------------------------------------
Dividend Reinvestment Plan/Cash Contributions
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock or make voluntary cash contributions should contact:
              Century South Banks, Inc.
              Dividend Reinvestment Plan/Cash Contributions
              P.O. Box 1000
              Dahlonega, Georgia  30533
              (706) 864-1111

--------------------------------------------------------------------------------
Investor Relations
Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact:
              James A. Faulkner                 Susan J. Anderson
              President & CEO        or         Senior Vice President & CFO
              (770) 287-9092                    (770) 287-9092